Exhibit (A)(1)(N)
IDEX Corporation Extends Subsequent Offering Period for Shares of Microfluidics
International Corporation
Lake Forest, IL— March 4, 2011—IDEX Corporation (NYSE: IEX) today announced that its wholly-owned subsidiary, Nano Merger Sub, Inc., has extended the subsequent offering period for its tender offer to acquire all of the remaining untendered and outstanding shares of common stock of Microfluidics International Corporation (OTC Bulletin Board: MFLU). The subsequent offering period has been extended until 5:00 p.m., New York City time, on Thursday, March 10, 2011.
The depositary for the tender offer has advised IDEX that, as of 5:00 p.m., New York City time, on March 3, 2011, a total of 7,410,530 shares have been validly tendered and not properly withdrawn during the initial offering period and the subsequent offering period, representing approximately 71.05 percent of Microfluidics’ issued and outstanding shares. Pursuant to the terms of the tender offer, Nano Merger Sub, Inc. has accepted for payment all shares validly tendered and not properly withdrawn during the initial offering period and all shares validly tendered during the subsequent offering period, and the consideration for all such shares either has been paid or promptly will be paid.
During the subsequent offering period (as extended), any shares validly tendered (which were not previously accepted for payment in the initial offering period or the subsequent offering period) will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid $1.35 in cash for each share of Microfluidics’ common stock tendered, without interest but subject to any applicable tax withholding. This is the same amount per share that was offered and paid in the initial offering period.
Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) stockholders will not be permitted to tender shares by means of guaranteed delivery and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn. In addition, shares tendered during the initial offering period and previously accepted for payment may not be withdrawn during the subsequent offering period. IDEX and Nano Merger Sub, Inc. reserve the right to further extend the subsequent offering period in accordance with applicable law, although they have no current intention to do so.

Additional Information and Where to Find It
This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to purchase shares of Microfluidics’ common stock are only being made pursuant to a Tender Offer Statement on Schedule TO, including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials, that IDEX and Nano Merger Sub, Inc. filed with the Securities and Exchange Commission on January 25, 2011. In addition, on January 25, 2011, Microfluidics filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Microfluidics stockholders are able to obtain the Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the tender offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov or from Registrar and Transfer Company, the depositary for the tender offer, at (800) 368-5948. Microfluidics’ stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission carefully and in their entirety prior to making any decisions with respect to the tender offer because they contain important information, including the terms and conditions of the tender offer.
About IDEX
IDEX Corporation is an applied solutions company specializing in fluid and metering technologies, health and science technologies, dispensing equipment, and fire, safety and other diversified products built to its customers’ exacting specifications. Its products are sold in niche markets to a wide range of industries throughout the world. IDEX shares are traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol “IEX”.
For further information on IDEX Corporation and its business units, visit the company’s Web site at www.idexcorp.com.

IDEX Contact:	Information Agent for the Tender Offer:
Heath Mitts	Okapi Partners
Vice President and Chief Financial Officer	Toll Free: (877) 279-2311
(847) 498-7070	Collect: (212) 297-0720